

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Mr. Myroslav Tsapaliuk
President and Chief Executive Officer
10 Bogdan Khmelnitsky Street, #13A
Kyiv, Ukraine 01030

> **Re:** **UA Granite Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 20, 2013**
> **File No. 333-189414**

Dear Mr. Tsapaliuk:

We have reviewed the amended filing and have the comments below.

Our Company, page 3

1. We note your revised Use of Proceeds disclosure where you have adjusted the amount of expenses required to implement your plan of operations. As such, please tell us whether you continue to believe that $100,000 is the minimum amount required to fund your operations for the next 12 months, and to the extent necessary revise your disclosures accordingly.

Plan of Operation, page 24

2. Refer to comment five in our September 16, 2013 letter and comment 27 in our July 15, 2013 letter. As noted previously, the narrative disclosure relating to footnotes (1), (2), and (3) to the tabular disclosure on page 25 is missing. Please revise. We note the disclosure under "Use of Proceeds" on page 11.

3. Please correct the "Offering Expenses" amount under each column as the $17,307 amount that you list is incorrect. In addition, please revise the amounts of "Proceeds After Offering Expenses" at the very end of your tabular disclosure to reflect the accurate amounts. For example, the offering expenses if 25% of shares are sold in the offering would be $7,693, and the total amount of proceeds after offering expenses would be $17,307.

Establishment of Our Office, page 25

4. Disclosure that you will spend up to $64,000 to set up an office if you sell 100% of the shares in this offering is inconsistent with disclosure in the table on page 25 and elsewhere where you state that you will spend up to $6,000 to set up an office if you sell 100% of the shares in this offering. Please reconcile the disclosures.

Exhibit 23.2

5. Please file an updated consent of your independent registered public accounting firm.

You may contact Thomas D. D'Orazio, Staff Accountant, at (202) 551-3825 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC
        3823 44th Avenue, NE
        Seattle, WA 98105